

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2012

Via E-mail
Christopher Miglino
Chief Executive Officer
Social Reality, Inc.
479 Rodeo Drive
Beverly Hills, CA 90210

> **Re: Social Reality, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed April 11, 2012**
> **File No. 333-179151**

Dear Mr. Miglino:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment one from our letter dated February 16, 2012. We continue to believe the current offering—as structured—is an indirect primary offering based on the significant number of non-affiliate shares which you registering for resale. As we noted in comment one in our letter dated February 16, 2012, please revise to fix the offering price for the duration of the entire offering (not until a market develops in your shares) and identify all of the selling stockholders as underwriters (not may be deemed underwriters). Otherwise please revise your offering to be more consistent with a bona fide secondary offering or provide us a detailed analysis as to why the offering by your nonaffiliated shareholders should be considered a secondary offering. Your analysis should account for the factors set out in comment one from our letter dated February 16, 2012.

Risk Factors, page 4

2.   We note your responses to comments five and six from our letter dated February 16, 2012. We note from the bottom of page 8 you use prepaid Visa debit cards to compensate your endorsers. Please tell us supplementally the total amount of prepaid Visa debit cards issued to your endorsers and if material amounts have been issued to certain endorsers.

We will require additional financing to expand our business…, page 4

3.   Please revise to quantify the amount of additional financing you will require in the next 12 months. Also, update your MD&A as necessary.

4.   We note your response to comment 13 that states you have revised your disclosure to clarify you have no compliance procedures and do not have any internal policies and rely on the policies of your partners. Please tell us specifically where you have incorporated this response into your disclosure.

Our Campaigns, page 16

5.   We note your disclosure that participants in your campaigns do not receive any cash compensation but may receive other incentives such as social recognition or the ability to enter a sweepstakes. However, on pages 8 and 9, you disclose you compensate endorsers and certain users through prepaid Visa debit cards, coupons, discounts, and entry into sweepstakes. Please advise and revise as necessary.

Revenue Recognition, page 40

6.   We note your response to comment 33 from our letter dated February 16, 2012. As previously requested, please advise us in detail on the nature of the amount that you are recognizing as revenue, including how your fees are determined. Tell us why there is a difference between cash actually collected from advertisers and agencies and actual fees billed to them.

7.   We note it is your policy to recognize revenue from targeted and measurable online advertising campaigns and programs for which you bear a risk of loss and from sponsored and custom campaigns on a gross basis. With a view towards expanded disclosure, please explain to us in detail the nature and your revenue generating activities and obligations with respect to (a) a "targeted and measurable online advertising campaigns and programs" (b) a sponsored campaign, and (c) a custom campaign. With respect to each type of arrangement, explain to us in detail why you believe you are the primary obligor and not the publishing partner website.

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Robert S. Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

cc: Via E-mail
         Raul Silvestre, Esq.